EXHIBIT 99.1

CRYPTOLOGIC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(In US dollars)

Years ended December 31, 2011 and 2010

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements were authorised for issue by the Board on March 7, 2012.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These statements include some amounts that are based on best estimates and judgement.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company’s policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Company’s Annual Report.  The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders.  The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the 2011 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Grant Thornton has full and free access to the Audit Committee.

/s/ David Gavagan                                                                                     s/ Huw Spiers
Chief Executive Officer                                                                              Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF CRYPTOLOGIC LIMITED

We have audited the accompanying consolidated statements of financial position of CryptoLogic Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income/(loss), changes in equity and cash flows for each of the years ended December 31, 2011 and 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CryptoLogic Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of its operations and cash flows for each of the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
Dublin, Ireland
March 7, 2012

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	December 31, 2011	December 31, 2010 (note 27)	January 1, 2010 (note 27)
ASSETS
Deferred tax assets (note 24)	$961	$864	$1,549
Property, plant and equipment (note 5)	1,759	2,585	2,826
Intangible assets (note 6)	1,759	2,210	8,906
Total non-current assets	4,479	5,659	13,281
Cash and cash equivalents (note 7)	16,570	10,584	23,447
Security deposits (note 8)	619	515	250
User funds held on deposit	2,655	6,069	7,929
Trade and other receivables (note 9)	4,788	5,046	7,972
Current tax assets	364	730	681
Prepayments	6,327	8,942	9,426
Total current assets	31,323	31,886	49,705
Total assets	$35,802	$37,545	$62,986
EQUITY
Share capital (note 10)	$34,246	$34,129	$33,916
Share-based payment reserve (note 11)	5,606	5,564	5,646
Retained earnings	(16,821)	(22,878)	(2,766)
Total equity attributable to shareholders of CryptoLogic	23,031	16,815	36,796
Non-controlling interest (note 12)	1,507	1,226	2,948
Total equity	24,538	18,041	39,744
LIABILITIES
Deferred tax liabilities (note 24)	3	16	–
Total non-current liabilities	3	16	–
Trade payables and accrued liabilities (note 13)	4,642	7,707	10,136
Provisions (note 26)	3,098	5,353	3,020
Income taxes payable	866	359	2,157
User funds held on deposit	2,655	6,069	7,929
Total current liabilities	11,261	19,488	23,242
Total liabilities	11,264	19,504	23,242
Total equity and liabilities	$35,802	$37,545	$62,986

On behalf of the Board:

/s/ David Gavagan    Director, Chairman

/s/ Thomas Byrne               Director

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands of US dollars, except per share data) Years ended December 31, 2011 and 2010

	2011	2010 (note 27)
Total revenue (note 14)	$27,253	$25,988
Expenses
Operating	17,570	30,130
General and administrative	5,739	7,561
Depreciation (note 5)	897	1,042
Amortization of intangible assets (note 6)	597	1,330
Impairment of intangible assets (note 6)	–	5,329
Reorganization (note 15)	–	1,935
	24,803	47,327
Results from operating activities	2,450	(21,339)
Finance income	194	255
Finance costs	(145)	(65)
Net finance income/(costs) (note 16)	49	190
Profit on derecognition of available-for-sale assets (note 25)	1,250	185
Profit/(loss) before income taxes	3,749	(20,964)
Income tax expense/(credit) (note 23)	(2,706)	657
Profit/(loss) and total comprehensive income/(loss) for the period	$6,455	$(21,621)
Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	6,057	(20,112)
Non-controlling interests	398	(1,509)
Profit/(loss) and total comprehensive income/(loss) for the period	$6,455	$(21,621)
Earnings/(loss) per share (note 17)
Basic earnings/(loss) per share	$0.47	$(1.56)
Diluted earnings/(loss) per share	$0.47	$(1.56)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of US dollars)
Years ended December 31, 2011 and 2010

	Attributable to shareholders of CryptoLogic
	Share capital	Share-based payment reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2010 (note 27)	$33,916	$5,646	$(2,766)	$36,796	$2,948	$39,744
Total comprehensive income/(loss) for the period
Profit or loss (note 27)	–	–	(20,112)	(20,112)	(1,509)	(21,621)
Transactions with owners recorded directly in equity
Shares exchanged	213	–	–	213	(213)	–
Share-based payments	–	(82)	–	(82)	–	(82)
Balance, December 31, 2010 (note 27)	$34,129	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income/(loss) for the period
Profit or loss	–	–	6,057	6,057	398	6,455
Transactions with owners recorded directly in equity
Shares exchanged	117	–	–	117	(117)	–
Share-based payments	–	42	–	42	–	42
Balance, December 31, 2011	$34,246	$5,606	$(16,821)	$23,031	$1,507	$24,538

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
Years ended December 31, 2011 and 2010

	2011	2010 (note 27)
Cash flows from/(used in):
Operating activities:
Profit/(loss) for the period	$6,455	$(21,621)
Adjustments for:
Depreciation	897	1,042
Amortization of intangible assets	597	1,330
Impairment of intangible assets	–	5,329
Deferred tax	(110)	684
Cash received from derecognition of available-for-sale assets	(1,250)	(185)
Interest received	(194)	(80)
Unrealized foreign exchange difference on cash and cash equivalents	291	(26)
Share-based payments	42	(82)
	6,728	(13,609)
Change in operating assets and liabilities:
Change in trade and other receivables	258	2,926
Change in prepayments	2,615	484
Change in trade payables and accrued liabilities	(3,065)	(2,429)
Change in provisions	(2,255)	2,333
Cash from/(used in) operating activities	4,281	(10,295)
Change in income taxes receivable/payable	873	(1,550)
Net cash from/(used in) operating activities	5,154	(11,845)
Investing activities:
Acquisition of property, plant and equipment	(74)	(822)
Disposal of property, plant and equipment	3	21
Acquisition of intangible assets	(146)	(243)
Cash received from derecognition of available-for-sale assets	1,250	185
Interest received	194	80
Decrease/(increase) in security deposits	(104)	(265)
Net cash from/(used in) investing activities	1,123	(1,044)
Net increase/(decrease) in cash and cash equivalents	6,277	(12,889)
Cash and cash equivalents, beginning of period	10,584	23,447
Unrealized foreign exchange difference on cash and cash equivalents	(291)	26
Cash and cash equivalents, end of period	$16,570	$10,584

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

1.	Nature of operations

CryptoLogic Limited (“CryptoLogic”) is a company incorporated under the laws of Guernsey with its place of business in Dublin, Ireland and its registered office at 11 New Street, St. Peter Port, Guernsey, GY1 2PF.  The head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland.

CryptoLogic and its subsidiaries (collectively, the “Company”) is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet.  The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gambling operators (“Hosted Casino”).  The Company also licenses individual games, generally with branded content, to licensed gambling operators (“Branded Games”).  The Company earns substantially all of its revenue from the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators.  Substantially all of the Company’s revenue is earned in US dollars, British pounds and euro from licensees located outside of the United States.  The Company’s functional currency is the US dollar and, consequently, it measures and reports its results in US dollars.

2.	Significant accounting policies

(a)	Statement of Compliance and Conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first annual consolidated financial statements presented in accordance with IFRS.  Previously the Company prepared its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The accounting policies have been applied consistently by the Company.

(b)	Basis of consolidation

(i)	Business combinations

Acquisitions prior to January 1, 2010

As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after January 1, 2010.  In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Canadian GAAP.

(ii)	Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with shareholders in their capacity as equity holders.  Therefore no goodwill is recognized as a result of such transactions.  Non-controlling interests, presented as part of equity, represent the portion of the Company’s profit or loss and net assets that are not held by the Company.  The Company attributes total comprehensive income or loss between the shareholders of the parent and the non-controlling interests based on their respective ownership interests.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Company.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(iv)	Special purpose entities

A special purpose entity (“SPE”) is consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE.  SPEs are considered to be controlled by the Company where the SPE is established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.

The Company has assessed its operations and relationships and concluded that there are no SPEs in respect of which the Company exercises the appropriate level of control.

(v)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Transactions in foreign currencies are translated into US dollars, the Company’s functional currency, at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Foreign currency differences arising on retranslation are recognized in profit or loss.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within profit or loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.  Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Leased assets are depreciated over the shorter of the lease term and their useful lives.

Depreciation is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Leasehold improvements	Straight-line	Term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets

(i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets.  In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which was determined as the amounts recorded under Canadian GAAP.  Goodwill is measured at cost less accumulated impairment losses.

(ii)	Computer software

Costs that are directly associated with identifiable and unique computer software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year are recognized as intangible assets.  Subsequently, computer software is carried at cost less any accumulated amortization and accumulated impairment losses.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the computer software.  Costs associated with the maintenance of computer software programmes are recognized as an expense when incurred.

The cost related to the development of software is expensed as incurred unless such costs meet the criteria for capitalization under IFRS.  The Company capitalizes certain computer software development costs incurred for products designed for internal use.  Capitalized software development costs are included in intangible assets (see note 6).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Amortization commences when the computer software is available for use using the following methods and annual rates:

Asset	Basis	Rate
Computer software and licenses	Straight-line	3 - 5 years
Capitalized software development	Straight-line	7 years

(iii)	Other intangible assets

Other intangible assets consist of brand names, customer lists, domain names and gambling licenses acquired and have finite useful lives.  Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.  The carrying value of other intangible assets is reviewed if indications of impairment exist (see note 6).  Other intangible assets are amortized over the useful lives of the respective assets using the following methods and annual rates:

Asset	Basis	Rate
Brand names	Straight-line	12 years
Customer lists	Straight-line	3 - 7 years
Domain names	Straight-line	12 years
Gambling licenses	Straight-line	Term of license

Amortization of intangible assets is included in amortization of intangible assets and recognized as an expense in the consolidated statements of comprehensive income/(loss).

(f)	Financial instruments

(i)	Fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 21).  The fair value hierarchy has the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and
(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The level in the fair value hierarchy within which the financial asset or financial liability is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Financial assets and financial liabilities are classified in their entirety into only one of the three levels.

(ii)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated.  All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables, cash and cash equivalents and available-for-sale financial assets:

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy.  Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash, restricted cash, security deposits and short-term investments with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 21) and foreign currency differences on available-for-sale equity instruments (see note 21), are recognized in other comprehensive income and presented within equity in the fair value reserve.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(iii)	Non-derivative financial liabilities

The Company initially recognizes all financial liabilities (including liabilities designated at fair value through profit or loss) on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.  Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: trade payables and accrued liabilities.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(iv)	Equity

Share capital represents the consideration received for shares that have been issued, since the shares have no par value.

Other components of equity include the following:

(a)	Share-based payment reserve includes all employee share-based payment expense for all current and prior periods.
(b)	Retained earnings includes all current and prior period retained profits and losses.

(g)	Impairment

(i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.  In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables at both a specific asset and collective level.  All individually significant receivables are assessed for specific impairment.  Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss.  The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.  Changes in impairment provisions attributable to time value are reflected as a component of interest income.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”).  For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from the synergies of the combination.  This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.  Impairment losses allocated to goodwill are not reversed.

(h)	Leased assets and lease payments

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.  The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognized as an integral part of the total lease expense over the term of the lease.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(i)	Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.  Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.  Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(ii)	Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan either to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.  Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(iii)	Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as an expense in the consolidated statements of comprehensive income/(loss), with a corresponding increase in share-based payments reserve, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service is expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that ultimately vest.

Fair value is determined by the Black-Scholes valuation model.  The share option plan does not have any performance conditions other than continued service.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions, which are not expected to be discharged within 12 months of the statement of financial position date, are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost.

(i)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions (see note 26).  The provision is sufficient to cover the full amount of any required payout.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(ii)	Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly.  Future operating losses are not provided for.

(iii)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.  The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.  Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(k)	Revenue recognition

The Company earns its revenue primarily from:

•	hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators;
•	licensing individual games, generally with branded content, to licensed operators;
•	advertising revenue generated on websites operated by the company; and
•	customizing its software for specific licensees.

Revenues from Hosted Casino and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gambling transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gambling profits, net of certain shared expenses (e.g., promotion costs).  In addition, the Company generally receives a standard monthly fee for the provision of hosting and related services from Hosted Casino licensees.

Advertising revenues, which are included in other revenue, are generated by display advertising on casino.co.uk and winneronline.com.  Revenue is earned and recognized as ‘impressions’ are delivered, ‘click-throughs’ occur or ‘affiliate revenue’ is generated.  An ‘impression’ is delivered when an advertisement appears in pages viewed by users.  A ‘click-through’ occurs when a user clicks on an advertiser’s listing.  ‘Affiliate revenue’ is generated when a player is referred from one of the company’s advertising portals to a separate online gambling site and the Company earns a percentage of the revenue generated from that player.

Revenue from the initial customization of the software graphics, sounds and text to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements.  Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is performed.

Interest income is recognized on an accrual basis.

(l)	Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

The Company regularly reviews its estimates of future revenues under its license arrangements.

(m)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss).  Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest and bank charges and changes in the fair value of financial assets at fair value through profit or loss.

Foreign currency gains and losses are reported on a net basis.

(n)	Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share

Shares of CryptoLogic (“Ordinary Shares”) and exchangeable shares of CryptoLogic Exchange Corporation (“CEC”) (“Exchangeable Shares”) are participating securities and, accordingly, earnings per share is calculated using the two-class method.  The two-class method determines earnings per share for Ordinary Shares and Exchangeable Shares according to dividends declared and participation rights in undistributed earnings which, in the case of the Company, are equal.

The Company uses the treasury stock method in computing diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of share

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

options and warrants in computing diluted earnings per share.  It assumes that any proceeds would be used to purchase Ordinary Shares at the average market price.

(p)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components.  All operating segments’ operating results are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(q)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.  Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement.  Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below.  Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

IFRS 7, Financial Instruments: Disclosures
In October 2010, the IASB amended IFRS 7.  This amendment enhances the disclosure requirements for transfers of financial assets that result in derecognition.  This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 9, Financial Instruments
In October 2010, the IASB issued IFRS 9.  IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2015.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10.  IFRS 10, which replaces the consolidation requirements of SIC-12, Consolidation-Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

IFRS 11, Joint Arrangements
In May 2011, the IASB issued IFRS 11.  IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case).  The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12.  IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 13, Fair Value Measurement
In May 2011, the IASB issued IFRS 13.  IFRS 13 replaces the fair value guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The standard completes the IASB’s project to converge fair value measurement in IFRS and United States generally accepted accounting principles.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 1, Presentation of Financial Statements
In June 2011, the IASB amended IAS 1.  This amendment retains the ‘one or two statement’ approach to presenting the statements of income and comprehensive income at the option of the entity and only revises the way other comprehensive income is presented.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 12, Deferred Tax: Recovery of Underlying Assets
In December 2010, the IASB amended IAS 12.  IAS 12 will now include a rebuttal presumption that determines the deferred tax on investment property measured using the fair value model from IAS 40, Investment Property, should be based on its carrying amount being recovered through sale.  The standard has also been amended to include the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16, Property, Plant and Equipment, should be measured on the sale basis.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 19, Employee Benefits
In June 2011, the IASB amended IAS 19.  This amendment eliminated the use of the ‘corridor’ approach and instead mandates all remeasurement impacts be recognized in other comprehensive income.  It also enhances the disclosure requirements, providing better information about characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 27, Separate Financial Statements
In May 2011, the IASB amended IAS 27.  This amendment removes the requirements for consolidated statements from IAS 27, and moves it to IFRS 10, Consolidated Financial Statements.  The amendment

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

mandates that when a company prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9, Financial Instruments.  Finally, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures
In May 2011, the IASB amended IAS 28.  This amendment requires non-current assets held for sale and discontinued operations be measured using the equity method for any retained portion of an investment, until the portion is disposed of.  The amendment also disallows remeasurement of the cessation of significant influence and joint ventures when there is a gain to profit or loss.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

3.	Critical accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.  The areas requiring estimates and judgments that may potentially have a significant impact on the Company’s earnings and financial position include, but are not limited to, provision for jackpots, the estimate useful lives of property, plant and equipment and intangible assets, share-based payments, income taxes, the fair value of financial instruments, legal proceedings and contingent liabilities.

Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(a)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions (see note 26).  The provision is sufficient to cover the full amount of any required payout.

(b)	Useful life of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are depreciated or amortized over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness.

Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income/(loss) in specific periods.

(c)	Share-based payments

The Company has a share-based payment scheme for employees.  The fair value of share options is estimated by using the Black-Scholes model on the date of grant incorporating assumptions regarding risk-free interest rate, dividend yield, volatility factor of the expected market price of Ordinary Shares and the expected life of the options.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(d)	Income taxes

The Company is subject to tax in multiple jurisdictions and judgment is required in determining the provision for income taxes.  The Company uses the asset and liability method of accounting for income taxes.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable profit in the periods in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the enactment or substantive enactment date.

(e)	Fair value of financial instruments

The Company determines the fair value of financial instruments that are not quoted using valuation techniques.  Those techniques are significantly affected by the assumptions used, including discount rates and estimates for future cash flows.  In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately (see note 21).

(f)	Legal proceedings and contingent liabilities

The Company is involved in certain claims and litigation arising in the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and, where it is probable that there will be an outflow of economic benefit, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

4.	Changes in accounting estimates

(a)	Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2011, amortization of $3,430 (2010: $3,080) was recorded as a reduction of revenue in the consolidated statements of comprehensive income/(loss).

During the year ended December 31, 2011, the Company paid net royalties of $2,747 (2010: $4,219).  The Company is committed to make further royalty payments of $579 (see note 19).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(b)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions (see note 26).  The provision is sufficient to cover the full amount of any required payout.

During the year ended December 31, 2011, the Company performed an analysis of provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for provision for jackpots and a corresponding increase in revenue of $894.

5.	Property, plant and equipment

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance, January 1, 2010	$5,373	$1,013	$2,564	$8,950
Additions	349	161	312	822
Disposals	(12)	(48)	–	(60)
Balance, December 31, 2010	5,710	1,126	2,876	9,712
Additions	42	22	10	74
Disposals	–	(4)	–	(4)
Balance, December 31, 2011	$5,752	$1,144	$2,886	$9,782

Depreciation:
Balance, January 1, 2010	$(4,500)	$(595)	$(1,029)	$(6,124)
Charge for the period	(402)	(188)	(452)	(1,042)
Disposals	10	29	–	39
Balance, December 31, 2010	(4,892)	(754)	(1,481)	(7,127)
Charge for the period	(325)	(100)	(472)	(897)
Depreciation on disposals	–	1	–	1
Balance, December 31, 2011	$(5,217)	$(853)	$(1,953)	$(8,023)

Net book value:
Balance, December 31, 2011	$535	$291	$933	$1,759
Balance, December 31, 2010	$818	$372	$1,395	$2,585
Balance, January 1, 2010	$873	$418	$1,535	$2,826

During the year ended December 31, 2011, there were no changes in the estimated useful lives of property, plant and equipment.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

6.      Intangible assets

	Computer software and licenses (note 27)	Capitalized software development (note 27)	Parbet	Casino.co.uk	Gambling licenses	Total intangible assets
Cost:
Balance, January 1, 2010	$10,319	$4,300	$2,487	$2,568	$–	$19,674
Additions	243	–	–	–	–	243
Impairments	–	(2,105)	(2,487)	(2,481)	–	(7,073)
SRED rebate	–	(295)	–	–	–	(295)
Balance, December 31, 2010	10,562	1,900	–	87	–	12,549
Additions	36	–	–	–	110	146
Balance, December 31, 2011	$10,598	$1,900	$–	$87	$110	$12,695

Amortization:
Balance, January 1, 2010	$(9,671)	$–	$(297)	$(800)	$–	$(10,768)
Charge for the period	(482)	(523)	(148)	(177)	–	(1,330)
Impairments	–	342	445	972	–	1,759
Balance, December 31, 2010	(10,153)	(181)	–	(5)	–	(10,339)
Charge for the period	(239)	(346)	–	(12)	–	(597)
Balance, December 31, 2011	$(10,392)	$(527)	$–	$(17)	$–	$(10,936)

Net book value:
Balance, December 31, 2011	$206	$1,373	$–	$70	$110	$1,759
Balance, December 31, 2010	$409	$1,719	$–	$82	$–	$2,210
Balance, January 1, 2010	$648	$4,300	$2,190	$1,768	$–	$8,906

All intangible assets are considered to have finite lives.

The impairment losses are included in the impairment of intangible assets in the consolidated statements of comprehensive income/(loss).

In 2010, as a result of the Company’s review of estimated future revenues, the Company performed an impairment review of software development projects associated with the software gambling platform designed to support multiple gambling methods.  The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which included estimating the net cash flows expected from these projects and discounting cash flows to present value at a discount rate that considered the degree of risk or uncertainty associated with the realization of the estimated net cash flows.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,763.

In January 2007, the Company acquired the poker brand and the customer list of Parbet for total cash consideration of $11,770.  In 2008, due to decreasing poker revenues and reduced expectations of the Parbet business, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $7,214.

In 2010, as a result of reduced expectations of the Parbet business, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability-weighted net cash flows expected from the Parbet business and discounting these cash flows to present value at a discount rate that considered the degree of risk or uncertainty associated with the realization of the estimated net

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $2,042.

In August 2007, the Company acquired the assets and operations of Casino.co.uk, a gambling portal, for a purchase price of $6,098.  In 2010, as a result of reduced expectations of the Casino.co.uk portal, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability-weighted net cash flows expected from the Casino.co.uk portal and discounting these cash flows to present value at a discount rate that considered the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,509.

7.	Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash at bank	$5,770	$3,284	$4,024
Deposits	10,800	7,300	19,423
	$16,570	$10,584	$23,447

8.	Security deposits

Security deposits are amounts held by the Company’s banks as collateral provided to payment processors that process deposits and credit card transactions.  During the year ended December 31, 2011, the Company increased its security deposits with one of its banks to provide additional cover for credit card and foreign exchange transactions.

9.	Trade and other receivables

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	$2,453	$2,431	$3,375
Refundable VAT and other taxes	1,098	1,249	1,269
Other receivables	1,237	1,366	3,328
	$4,788	$5,046	$7,972

All amounts are short-term.  The net carrying value of trade and other receivables is considered a reasonable approximation of fair value.  All of the Company’s trade and other receivables have been reviewed for indicators of impairment and no indicators of impairment were found to exist at the statement of financial position date.

10.	Share capital

(a)	Shares authorized

Unlimited Ordinary Shares of no par value

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(b)	Shares issued and fully paid

	Number of Ordinary Shares	Share capital (1)
Balance, January 1, 2010	12,793	$33,916
Exchangeable Shares exchanged (2)	86	213
Balance, December 31, 2010	12,879	$34,129
Exchangeable Shares exchanged (2)	92	117
Balance, December 31, 2011	12,971	$34,246

(1)	Share capital represents the consideration received for shares that have been issued, since the shares have no par value.

(2)
CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which, through the Arrangement, as defined below, became an indirect wholly-owned subsidiary of CryptoLogic.  As consideration for the acquisition, CryptoLogic issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares can be exchanged by the holders for an equal number of Ordinary Shares at any time.

As a result of the reorganization, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were issued.  Since June 1, 2007, 484,057 Exchangeable Shares have been exchanged, with the remaining Exchangeable Shares being reflected as non-controlling interest as at December 31, 2011.  On June 1, 2014, the Company will redeem all of the then outstanding Exchangeable Shares in return for Ordinary Shares.

11.	Employee remuneration and share option plan

(a)	Employee benefits expense

Expenses recognized for employee benefits are as follows:

	2011	2010
Salaries and bonuses	$9,577	$15,404
Social security costs	647	991
Share-based payments	42	(82)
Pensions – defined contribution plans	115	94
	$10,381	$16,407

(b)	Share option plan

Under the share option plan, the Company may grant options to directors, officers and other key employees to purchase Ordinary Shares.  All outstanding options of CryptoLogic Inc. as of the date of the Arrangement, as defined below, were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc.  Under the plan, a maximum of 3,900,000 Ordinary Shares may be issued.  The exercise price of the options may not be less than the market value of the underlying Ordinary Shares on the date of grant.  The Company generally grants share options with an exercise price at the closing price on the date of grant.  There were 1,120,962 Ordinary Shares available to be issued under the share option plan as at December 31, 2011 (2010: 1,256,712).  Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Historically, the Company granted options with an exercise price at the closing price on the Toronto Stock Exchange on the date of grant.  Since the Ordinary Shares are now more actively traded on NASDAQ, the Company now grants options with an exercise price at the closing price on NASDAQ on the date of grant.

Details of share option transactions are as follows:

	2011			2010
	Number of options	Weighted average exercise price of otpions	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Weighted average exercise price of options
		Cdn$	US$		Cdn$	US$
Options outstanding, beginning of period	153,500	$20.63		563,521	$21.89
Options outstanding, beginning of period	70,000		$1.61	–		$–
Granted	–	–		5,000	3.08
Granted	310,000		1.45	70,000		1.61
Expired	(46,500)	25.69		(82,875)	25.93
Forfeited	(67,750)	19.58		(332,146)	21.17
Forfeited	(60,000)		1.45	–		–
Options outstanding, end of period	39,250	$16.45		153,500	$20.63
Options outstanding, end of period	320,000		$1.48	70,000		$1.61
	359,250			223,500
Options exercisable, end of period	25,250	$22.12		110,808	$22.61
Options exercisable, end of period	17,500		$1.61	–		$–
	42,750			110,808

	2011			2011
	Options outstanding			Options exercisable(1)
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Cdn$			Cdn$		Cdn$
$0.01 - $5.00	15,000	3.35	$3.23	3,750	$3.23
$5.01 - $20.00	11,000	1.12	18.56	8,250	18.56
$20.01 - $30.00	13,250	0.33	29.68	13,250	29.68
	39,250	1.71	$16.45	25,250	$22.12

	2011			2011
	Options outstanding			Options exercisable(1)
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
US$			US$		US$
$0.01 - $5.00	320,000	4.19	$1.48	17,500	$1.61
	320,000	4.19	$1.48	17,500	$1.61

(1)      As a result of the recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic, as described more fully in note 28, all outstanding share options became exercisable with effect from February 2012.

The Company expenses the cost of all share option grants, determined using the fair value method.  The estimated fair value of the options is recorded over the periods that the options vest.  The fair value of

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.3%	0.3%
Expected volatility	76%	73%
Expected life of options in years	3	3

The weighted average fair value of options granted during the year ended December 31, 2011 was $0.72 (2010: $1.51).

Included in operating costs is the cost of share-based payments in the amount of $42 (2010: $(82)).

12.	Non-controlling interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which, through the Arrangement, became an indirect subsidiary of CryptoLogic.  As part of the Arrangement, CryptoLogic issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Ordinary Shares.  These Exchangeable Shares participate equally in voting and dividends with the shareholders of CryptoLogic.  No additional Exchangeable Shares have been or will be issued after June 1, 2007.

As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after January 1, 2010; accordingly, the Arrangement has been accounted for using the continuity of interest method under Canadian GAAP, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.

These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by Exchangeable Shareholders has been presented as non-controlling interest in these consolidated financial statements, as required under IFRS.  As a result of the Arrangement, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were issued.

The Exchangeable Shares are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportionate amount of the Company’s shareholders’ equity is recorded separately as non-controlling interest on the consolidated statement of financial position and a similar proportionate share of the profit or loss associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of comprehensive income/(loss) as non-controlling interest. In addition, dividends paid to Exchangeable Shareholders reduce non-controlling interest on the consolidated statement of financial position.  For accounting purposes, when Exchangeable Shares are exchanged, the proportionate share of the non-controlling interest recorded on the consolidated statement of financial position is reduced and share capitalincreased based on the pro-rata number of shares exchanged to the total number of Exchangeable Shares outstanding.  Since June 1, 2007, a total of 484,057 Exchangeable Shares have been exchanged for Ordinary Shares.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

13.	Trade payables and accrued liabilities

	December 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$533	$1,796	$1,073
Accrued liabilities	4,109	5,911	9,063
	$4,642	$7,707	$10,136

The average credit period on purchases is one month.  The fair values of trade payables and accrued liabilities due within one year approximate to their carrying amounts as presented above.

14.	Segment reporting

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gambling operators that allows licensees to provide online casino and poker games as well as licensees of Branded Games and considers these to be one operating and reporting segment.

The Company reviews performance by reference to group-wide reporting measures and the revenues derived from the following products:

•	Hosted Casino
•	Branded Games
•	Poker
•	Other

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company does not allocate operating expenses, general and administrative expenses, profit measures, assets and liabilities to individual product groupings.  Accordingly the disclosures below are provided on a group-wide basis:

Revenue by product:

	2011	2010
Hosted Casino	$23,414	$21,976
Branded Games	6,858	5,495
Poker	864	1,625
Other	346	1,136
Revenue before amortization	31,482	30,232
Amortization of royalties	(3,430)	(3,080)
Amortization of games	(799)	(1,164)
	$27,253	$25,988

For the year ended December 31, 2011, one licensee, OIGE, constituted $19,984 of Hosted Casino and Poker revenue before amortization (2010: $19,935).  As described more fully in note 28, in January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

During the year ended December 31, 2011, the Company performed an analysis of provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for provision for jackpots and a corresponding increase in Hosted Casino revenue of $894.

During the year ended December 31, 2011, the Company settled a dispute with a significant supplier of games and entered into a new binding agreement with the supplier.  As a result of the new agreement, the Company recorded a reduction in liabilities previously provided against revenue of $816 and a corresponding increase in Hosted Casino revenue of $275 and Branded Games revenue of $541.

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gambling license of the licensee.  This may not reflect the region of the end users of the Company’s licensees.

Geographical analysis of revenue before amortization:

	2011	2010
Malta	$24,666	$24,173
Gibraltar	5,057	4,520
Alderney	1,420	1,013
Curaçao	252	146
Rest of the World	87	380
	$31,482	$30,232

Geographical analysis of capital assets:

Net book value	2011	2010
Ireland	$999	$1,610
Malta	523	656
Canada	178	232
United Kingdom	59	87
	$1,759	$2,585

15.	Reorganization

In 2010, the Company commenced a reorganization plan consolidating its Cyprus activities and the majority of its UK activities at a new location in Malta, together with headcount reductions across all locations.

The following is a summary of the reorganization accrual:

Included in trade payables and accrued liabilities, January 1, 2010	$2,924
Total reorganization charges incurred for the year ended December 31, 2010	1,935
Total reorganization payments for the year ended December 31, 2010	(4,805)
Included in trade payables and accrued liabilities, December 31, 2010	$54
Total reorganization charges incurred for the year ended December 31, 2011	–
Total reorganization payments for the year ended December 31, 2011	(54)
Included in trade payables and accrued liabilities, December 31, 2011	$–

During the year ended December 31, 2011, the Company made total reorganization payments of $54 (2010: $4,805), consisting of $54 (2010: $2,431) of employee severance, $nil (2010: $610) of costs associated with the relocation of operations from Cyprus and the UK to Malta and $nil (2010: $1,764) of lease termination costs.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

16.	Finance income and costs

	2011	2010
Interest income	$194	$80
Net foreign exchange transaction gains	–	144
Gain from foreign exchange differences on loans and receivables	31
Finance income	194	255
Finance charges	(40)	(65)
Net foreign exchange transaction losses	(64)	–
Loss from foreign exchange differences on loans and receivables	(41)	–
Finance costs	(145)	(65)
Net finance income/(costs)	$49	$190

17.   Earnings/(loss) per share

Earnings/(loss) per share is calculated using the two-class method, whereby Ordinary Shares and the fully-participating Exchangeable Shares are used to determine the weighted average number of shares outstanding for both basic and diluted earnings/(loss) per share.

The earnings/(loss) attributable to the shares in calculating the basic and diluted earnings/(loss) per share is as follows:

	2011	2010
Earnings/(loss) attributable to Ordinary Shares	$6,057	$(20,112)
Earnings/(loss) attributable to Exchangeable Shares	398	(1,509)
Earnings/(loss) before non-controlling interest	$6,455	$(21,621)

The denominator used in calculating basic and diluted earnings/(loss) per share is calculated as follows:

All share amounts below are in thousands of shares	2011	2010
Weighted average number of Ordinary Shares outstanding – basic	12,922	12,846
Add weighted average impact of Exchangeable Shares	898	974
Total weighted average number of shares outstanding – basic	13,820	13,820
Add dilutive share options	10	–
Total weighted average number of shares outstanding – diluted	13,830	13,820

Basic and diluted earnings/(loss) per share is as follows:

	2011	2010
Earnings/(loss) per share:
Basic	$0.47	$(1.56)
Diluted	$0.47	$(1.56)

Basic and diluted earnings/(loss) per share has been calculated by dividing the earnings/(loss) by the weighted average number of shares outstanding during the period.

For the year ended December 31, 2011, options to purchase 299,250 Ordinary Shares were excluded from the computation of diluted earnings/(loss) per share as the exercise price exceeded the average market price of the Ordinary Shares for the period.  For the year ended December 31, 2010, potentially dilutive securities have been excluded, as they would be anti-dilutive due to the recorded loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

18.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business.  CryptoLogic is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and the London Stock Exchange.  The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At December 31, 2011, the Company had total equity of $24,538 (December 31, 2010: $18,041).

The Company offers share options to key employees and directors.  At December 31, 2011, employees and directors held options to purchase 359,250 Ordinary Shares.

CryptoLogic has not declared a dividend in the year.  CryptoLogic does not expect to declare any dividends for the foreseeable future.

There were no changes in the Company’s policy for managing capital during the year ended December 31, 2011.  Neither CryptoLogic, nor any of its subsidiaries, is subject to externally imposed capital requirements.

19.	Commitments

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

2012	$1,186
2013	867
2014	542
2015	374
2016	134
Thereafter	458
$3,561

Lease expense during the year amounted to $1,298 (2010: $1,813).  The following table sets forth the Company’s principal leased properties:

Location	Principal use	Area sq. ft	Remaining lease term
Msida, Malta	Marketing and customer support	12,917	8 years 5 months
Toronto, Canada	Research and development	10,225	3 years 7 months
Dublin, Ireland	Head office	5,400	1 year 3 months
Dublin, Ireland	Head office	1,440	1 year 3 months
London, England	Marketing support	4,880	1 year 9 months

The Company has guaranteed minimum payments and purchase commitments for certain royalty rights up to 2013 as follows:

2012	$479
2013	100
$579

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

20.   Related party transactions

Transactions with key management personnel

Key management personnel compensation includes the following expenses:

	2011	2010
Short-term employee benefits:
Salaries and bonuses	$1,085	$1,973
Independent directors’ fees	154	235
Share-based payments	43	62
Social security costs	123	219
Car allowances	25	49
	1,430	2,538
Post-employment benefits:
Pensions - defined contribution plans	56	57
	56	57
Termination benefits	–	404
	$1,486	$2,999

21.	Financial instruments

The fair values of the Company’s financial assets and liabilities approximate their carrying amounts at the reporting date.

The nominal value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.  The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy.  Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred.  Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash, restricted cash and short-term investments with original maturities of three months or less.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Trade payables and accrued liabilities

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

22.	Financial risk management

(a)	Risk analysis

The Company is exposed to risk through interest rate risk, credit risk, liquidity risk, and currency risk arising from the financial instruments held.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)	Interest rate risk

Interest rate risk, a market risk, is the risk that the value of financial instruments will fluctuate due to changes in market interest rates.  The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days.  The Company has no interest-bearing debt.  The Company’s management monitors the interest rate fluctuations on a continuous basis and acts accordingly.

At the reporting date, the interest rate profile of interest-bearing financial instruments was:

	December 31, 2011	December 31, 2010	January 1, 2010
Variable rate instruments:
Financial assets	$19,844	$17,168	$31,626

The weighted average effective interest rate on its variable rate instruments as at December 31, 2011 was 0.17% (December 31, 2010: 0.53%; January 1, 2010: 1.24%).

Sensitivity analysis

For the year ended December 31, 2011, an increase of 100 basis points in interest rates would have increased profit by $136 (2010: $151).  This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.  For an equivalent decrease, there would be an equal and opposite impact on the profit/(loss) and total comprehensive income/(loss).

(c)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date.  The Company has no significant

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

concentration of credit risk.  The Company has policies in place to ensure that sales are made to customers with an appropriate credit history and monitors on a continuous basis the ageing profile of its receivables.  Cash balances are held with high credit quality financial institutions and the Company has policies to limit the amount of credit exposure to any financial institution.

The Company does not have any material accounts receivable balances greater than 90 days outstanding.  As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

The Company holds investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

(d)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities do not match.  An unmatched position potentially can increase the risk of losses.  The Company has procedures with the object of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

The following tables detail the Company’s remaining contractual maturity for its financial assets and liabilities.  The tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company expects payment or can be required to pay.  The table includes both interest and principal cash flows.

	Carrying amounts	Contractual cash flows	Receivable /(payable) less than 6 months	Receivable /(payable) 6-12 months	Receivable /(payable) 1-2 years	Receivable /(payable) 2-5 years	Receivable /(payable) more than 5 years
Assets, December 31, 2011
Cash and cash equivalents	$16,570	$16,570	$16,570	$–	$–	$–	$–
User funds held on deposit	2,655	2,655	2,655	–	–	–	–
Trade and other receivables	4,788	4,788	4,788	–	–	–	–
	$24,013	$24,013	$24,013	$–	$–	$–	$–
Liabilities, December 31, 2011
Trade payables and accrued liabilities	$(4,642)	$(4,642)	$(4,642)	$–	$–	$–	$–
Provisions	(3,098)	(3,098)	(3,098)	–	–	–	–
Income taxes payable	(866)	(866)	(866)	–	–	–	–
User funds held on deposit	(2,655)	(2,655)	(2,655)	–	–	–	–
	$(11,261)	$(11,261)	$(11,261)	$–	$–	$–	$–
Net liquidity risk	$12,752	$12,752	$12,752	$–	$–	$–	$–
Assets, December 31, 2010
Cash and cash equivalents	$10,584	$10,584	$10,584	$–	$–	$–	$–
User funds held on deposit	6,069	6,069	6,069	–	–	–	–
Trade and other receivables	5,046	5,046	5,046	–	–	–	–
	$21,699	$21,699	$21,699	$–	$–	$–	$–
Liabilities, December 31, 2010
Trade payables and accrued liabilities	$(7,707)	$(7,707)	$(7,707)	$–	$–	$–	$–
Provisions	(5,353)	(5,353)	(5,353)	–	–	–	–
Income taxes payable	(359)	(359)	(359)	–	–	–	–
User funds held on deposit	(6,069)	(6,069)	(6,069)	–	–	–	–
	$(19,488)	$(19,488)	$(19,488)	$–	$–	$–	$–
Net liquidity risk	$2,211	$2,211	$2,211	$–	$–	$–	$–
Assets, January 1, 2010
Cash and cash equivalents	$23,447	$23,447	$23,447	$–	$–	$–	$–
User funds held on deposit	7,929	7,929	7,929	–	–	–	–
Trade and other receivables	7,972	7,972	7,972	–	–	–	–
	$39,348	$39,348	$39,348	$–	$–	$–	$–
Liabilities, January 1, 2010
Trade payables and accrued liabilities	$(10,136)	$(10,136)	$(10,136)	$–	$–	$–	$–
Provisions	(3,020)	(3,020)	(3,020)	–	–	–	–
Income taxes payable	(2,157)	(2,157)	(2,157)	–	–	–	–
User funds held on deposit	(7,929)	(7,929)	(7,929)	–	–	–	–
	$(23,242)	$(23,242)	$(23,242)	$–	$–	$–	$–
Net liquidity risk	$16,106	$16,106	$16,106	$–	$–	$–	$–

(e)	Currency risk

Currency risk, a market risk, is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates.  Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency of the Company.  The Company is exposed to currency risk arising from various currency exposures primarily with respect to the

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

British pound, euro and Canadian dollar.  The Company’s management monitors the foreign exchange rate fluctuations on a continuous basis and acts accordingly.

At December 31, 2011, the Company’s net financial position exposure to currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents, security deposits and user funds held on deposit	$12,987	$2,089	$4,158	$610	$19,844
Trade and other receivables	1,590	1,737	1,149	312	4,788
Trade payables and accrued liabilities	(2,584)	(1,375)	(347)	(336)	(4,642)
Provisions	–	–	(3,098)	–	(3,098)
Income taxes receivable and payable	–	(81)	51	(472)	(502)
User funds held on deposit	(1,194)	(1,058)	(403)	–	(2,655)
Net financial position exposure	$10,799	$1,312	$1,510	$114	$13,735

The Company’s revenue and expense exposure for revenue before amortization of royalties and games and expenses including amortization of royalties and games denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue:
Year ended December 31, 2011	$11,261	$9,342	$10,860	$19	$–	$31,482
Year ended December 31, 2010	$14,098	$7,253	$8,881	$–	$–	$30,232
Expenses:
Year ended December 31, 2011	$7,845	$12,165	$3,836	$5,095	$91	$29,032
Year ended December 31, 2010	$13,105	$15,124	$11,454	$11,687	$201	$51,571

Sensitivity analysis

Net financial position exposure:

A 10% strengthening of the US dollar against other currencies at December 31, 2011 would have decreased profit by approximately $294 (2010: decreased loss by $481).  This analysis assumes that all other variables remain constant and represents the Company’s gross financial position exposure at December 31, 2011.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Net revenue exposure:

A 10% strengthening on average of the US dollar against other currencies for the year ended December 31, 2011 would have decreased revenue, and correspondingly decreased profit, by approximately $2,022 (2010: $1,613).  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Expense exposure:

A 10% strengthening of the US dollar against other currencies for the year ended December 31, 2011 would have decreased expenses, and correspondingly increased profit, by approximately $2,119 (2010: $3,847).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Foreign exchange:

For the year ended December 31, 2011, the Company recognized a total foreign exchange loss of $105 (2010: foreign exchange gain of $175).  Foreign exchange gains and losses recognized in the period are recorded in net finance costs in profit or loss.

23.	Income taxes

CryptoLogic is a Guernsey company which is resident for tax in the Republic of Ireland.  The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the profit or loss before income taxes.  The following explains the major differences:

	2011	2010
Profit/(loss) before income taxes	$3,749	$(20,964)
Income tax expense/(credit) at statutory rate of 12.5%	469	(2,621)
Increase/(decrease) in income taxes resulting from:
Differences in effective income tax rates in foreign jurisdictions	47	1,616
Permanent differences:
Non-deductible items	40	90
Adjustments in respect of prior years	(3,222)	74
Increase/(decrease) in impairment allowance	2	1,603
Exempt income	(125)	–
Other items	83	(105)
Income tax expense/(credit)	$(2,706)	$657

Income tax expense/(credit) comprises:

	2011	2010
Current tax expense/(credit)	$(2,596)	$(44)
Deferred tax expense/(credit):
Origination or reversal of temporary differences	(80)	701
Utilization of unused tax losses	(30)	–
Income tax expense/(credit)	$(2,706)	$657

The Company received a refund of $3,370 of tax previously paid for potential tax liabilities and notification from tax authorities that the tax audits for the tax years 2006 and 2007 had been completed with no significant errors and no requirement to reassess the tax filings for those years.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

24.      Deferred tax assets and liabilities

Deferred tax arising from temporary differences and unused tax losses are summarized as follows:

	December 31, 2010	Recognized in profit and loss	December 31, 2011
Deferred tax liabilities/(assets)
Non-current assets
Property, plant and equipment	$(594)	$(18)	$(612)
Current assets
Trade and other receivables	(181)	(62)	(243)
Unused tax losses	(73)	(30)	(103)
	$(848)	$(110)	$(958)
Recognized as:
Deferred tax asset	$(864)		$(961)
Deferred tax liability	$16		$3

	January 1, 2010	Recognized in profit and loss	December 31, 2010
Deferred tax liabilities/(assets)
Non-current assets
Property, plant and equipment	$(939)	$345	$(594)
Current assets
Trade and other receivables	(181)	–	(181)
Unused tax losses	(429)	356	(73)
	$(1,549)	$701	$(848)
Recognized as:
Deferred tax asset	$(1,549)		$(864)
Deferred tax liability	$–		$16

All deferred tax liabilities have been recognised in the consolidated statements of financial position.  The tax losses of the Company that carry forward indefinitely are $67,484.  Although trading losses can be carried forward indefinitely, an impairment allowance has been recognized against these losses, as sufficient profits may not arise in the future to utilize the assets.  The tax losses of Canadian subsidiaries are $630 and carry forward for 20 years.

The Company has an impairment allowance of $6,091 as of December 31, 2011 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods.  In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable profit on a jurisdiction by jurisdiction basis.

25.	Profit on derecognition of available-for-sale assets

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. (“568”), a privately held company, for $1,068.  568 is a developer and distributor of online casual games to the Chinese market.  During 2008, the Company made a further investment by way of a $350 loan to 568.  The ownership interest and the loan are designated as available-for-sale and measured at fair value.  In 2009, various indicators of impairment were identified including significant financial difficulty and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  In 2009, the Company recorded an impairment charge of $1,418, or the entire carrying value of the investment.  In December 2011, the company sold its investment in 568 for $1,250.  The profit on the sale is included in profit on derecognition of available-for-sale assets in the consolidated statements of comprehensive income/(loss).

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi Pte Ltd. (“Mikoishi”), a privately held company, for cash consideration of $4,258.  Mikoishi is a developer and marketer of gambling products for the mobile computing markets and is located in Singapore.  In June 2009, the Company made a further investment by way of a $277 loan to Mikoishi.  This loan is convertible into preference shares at the option of the Company.  The ownership interest and the loan are designated as available-for-sale and measured at fair value.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial. In 2008, the Company received evidence of Mikoishi’s current fair value and, as a result, the Company recorded in impairment charge of $2,200.  In 2009, various indicators of impairment were identified including significant financial difficulty and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  In 2009, the Company recorded an impairment charge of $2,335, or the entire carrying value of the investment.

During 2010, the Company exchanged its 12.7% ownership interest in and loan to Mikoishi for (i) a non-diluting call option to subscribe for 8% of all classes of shares in Mikoishi, (ii) 250 Singapore dollars in cash, and (iii) 200 Singapore dollars, which was to be received in cash in 2011.  The call option is designated as available-for-sale and measured at fair value.  Cash consideration received is included in profit on derecognition of available-for-sale assets in the consolidated statements of comprehensive income/(loss).

26.	Provisions

The provision in the statement of financial position is for the provision for jackpots.  The carrying amounts and the movements in the provision are as follows:

Provision for jackpots
Balance, January 1, 2010	$3,020
Additional provisions	2,715
Amounts utilized	(382)
Balance, December 31, 2010	$5,353
Additional provisions	728
Amounts utilized	(2,089)
Change in accounting estimate	(894)
Balance, December 31, 2011	$3,098

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions.  The provision is sufficient to cover the full amount of any required payout.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

During the year ended December 31, 2011, the Company performed a review of its provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for the provision for jackpots and a corresponding increase in revenue of $894.

The fair value of provisions potentially due within one year approximates to their carrying amounts as presented above.

27.	Explanation of transition to International Financial Reporting Standards

As stated in note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010, the financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS consolidated statement of financial position at January 1, 2010 (the Company’s date of transition).

In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-time Adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.  The Company elected to take the following IFRS 1 optional exemptions:

•	To apply the requirements of IFRS 3, Business Combinations, prospectively from the Company’s date of transition.
•	To apply the requirements of IFRS 2, Share-based Payments, only to equity instruments granted after November 7, 2002 which had not vested at the date of transition.

The following mandatory exceptions were adopted by the Company:

•	IFRS 1.B1(a) i. Financial assets and liabilities that had been derecognized before the date of transition to IFRS under Canadian GAAP have not been recognized under IFRS.
•	IFRS 1.B1(b) ii. The Company has only applied hedge accounting in the opening statement of financial position where all the requirements in IAS 39 were met at the date of transition.
•
IFRS 1.14 iii.  The Company has used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustment for accounting policy differences) unless there is objective evidence those estimates were in error.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	Notes	Canadian GAAP	Effect of transition to IFRS January 1, 2010	IFRS
ASSETS
Deferred tax assets		$1,549	$–	$1,549
User funds held on deposit	E	7,929	(7,929)	–
Property, plant and equipment	D	7,774	(4,948)	2,826
Intangible assets	B, D	4,342	4,564	8,906
Total non-current assets		21,594	(8,313)	13,281
Cash and cash equivalents		23,447	–	23,447
Security deposits		250	–	250
User funds held on deposit	E	–	7,929	7,929
Trade and other receivables		7,972	–	7,972
Current tax assets		681	–	681
Prepayments		9,426	–	9,426
Total current assets		41,776	7,929	49,705
Total assets		$63,370	$(384)	$62,986

EQUITY
Share capital		$33,916	$–	$33,916
Share-based payment reserve	A	7,633	(1,987)	5,646
Deficit		(4,753)	1,987	(2,766)
Total equity attributable to shareholders of CryptoLogic		36,796	–	36,796
Non-controlling interest	C	2,948	–	2,948
Total equity		39,744	–	39,744

LIABILITIES
Deferred tax liabilities	B	384	(384)	–
User funds held on deposit	E	7,929	(7,929)	–
Total non-current liabilities		8,313	(8,313)	–
Trade payables and accrued liabilities		13,156	(3,020)	10,136
Provisions		–	3,020	3,020
Income taxes payable		2,157	–	2,157
User funds held on deposit	E	–	7,929	7,929
Total current liabilities		15,313	7,929	23,242
Total liabilities		23,626	(384)	23,242
Total equity and liabilities		$63,370	$(384)	$62,986

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	Notes	Canadian GAAP	Effect of transition to IFRS December 31, 2010	IFRS
ASSETS
Deferred tax assets		$864	$–	$864
User funds held on deposit	E	6,069	(6,069)	–
Property, plant and equipment	D	4,713	(2,128)	2,585
Intangible assets	B, D	95	2,115	2,210
Total non-current assets		11,741	(6,082)	5,659
Cash and cash equivalents		10,584	–	10,584
Security deposits		515	–	515
User funds held on deposit	E	–	6,069	6,069
Trade and other receivables		5,046	–	5,046
Current tax assets		730	–	730
Prepayments		8,942	–	8,942
Total current assets		25,817	6,069	31,886
Total assets		$37,558	$(13)	$37,545

EQUITY
Share capital		$34,129	$–	$34,129
Share-based payment reserve	A	7,826	(2,262)	5,564
Deficit		(25,140)	2,262	(22,878)
Total equity attributable to shareholders of CryptoLogic		16,815	–	16,815
Non-controlling interest	C	1,226	–	1,226
Total equity		18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	29	(13)	16
User funds held on deposit	E	6,069	(6,069)	–
Total non-current liabilities		6,098	(6,082)	16
Trade payables and accrued liabilities		13,060	(5,353)	7,707
Provisions		–	5,353	5,353
Income taxes payable		359	–	359
User funds held on deposit	E	–	6,069	6,069
Total current liabilities		13,419	6,069	19,488
Total liabilities		19,517	(13)	19,504
Total equity and liabilities		$37,558	$(13)	$37,545

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of US dollars, except per share data)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Total revenue		$25,988	$–	$25,988
Expenses:
Operating	A, F	30,230	(100)	30,130
General and administrative		7,561	–	7,561
Reorganization		1,935	–	1,935
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Finance costs	F	65	(65)	–
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
		47,492	(165)	47,327
Results from operating activities		(21,504)	165	(21,339)
Finance income	F	80	175	255
Finance costs	F	–	(65)	(65)
Net finance costs		80	110	190
Profit on derecognition of available-for-sale assets		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

Loss and total comprehensive loss attributable to:
Shareholders of CryptoLogic		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(21,896)	$275	$(21,621)
Adjustments for:
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Deferred tax		684	–	684
Gain on long-term investments		(185)	185	–
Cash received from derecognition of available-for-sale assets		–	(185)	(185)
Interest received		–	(80)	(80)
Unrealized foreign exchange difference on cash and cash equivalents		–	(26)	(26)
Share-based payments	A	193	(275)	(82)
		(13,503)	(106)	(13,609)
Change in operating assets and liabilities:
Change in trade and other receivables		2,926	–	2,926
Change in prepayments		484	–	484
Change in trade payables and accrued liabilities		(2,429)	–	(2,429)
Change in provisions		2,333	–	2,333
Cash flows from/(used in) operating activities		(10,189)	(106)	(10,295)
Income taxes receivable/payable		(1,550)	–	(1,550)
Net cash flows from/(used in) operating activities		(11,739)	(106)	(11,845)
Investing activities:
Acquisition of property, plant and equipment		(822)	–	(822)
Disposal of property, plant and equipment		21	–	21
Acquisition of intangible assets		(243)	–	(243)
Cash received from long-term investments		185	(185)	–
Cash received from derecognition of available-for-sale assets		–	185	185
Interest received		–	80	80
Decrease/(increase) in security deposits		(265)	–	(265)
Net cash flows from/(used in) investing activities		(1,124)	80	(1,044)
Net increase/(decrease) in cash and cash equivalents		(12,863)	(26)	(12,889)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Unrealized foreign exchange difference on cash and cash equivalents		–	26	26
Cash and cash equivalents, end of period		$10,584	$–	$10,584

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

A.	Share-based payments

The Company has a share option plan for directors, officers and other key employees.  Under Canadian GAAP, share option grants were accounted for as capital transactions at the time of the grant and were reflected as share-based payment reserve in the total equity attributable to the shareholders of the Company.  The fair value of the options was measured at grant date using the Black-Scholes pricing model, and was recognized over the period that the employee earns the options.  The fair value was recognized as an expense in the consolidated statements of comprehensive income/(loss) with a corresponding increase in equity.  The amount recognized as expense was adjusted to reflect the number of share options expected to vest.  The Company did not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures were accounted for as they occurred.

Under IFRS, share options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting instalment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

B.	Deferred tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gambling portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

C.	Non-controlling interest

Under Canadian GAAP, the Company classified non-controlling interest (minority interest) as a separate component between liabilities and equity in the consolidated statements of financial position.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1 not to retrospectively restate any business combinations under IFRS 3 Revised.

D.	Property, plant and equipment

Under Canadian GAAP, the Company classified computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

E.	User funds held on deposit

Under Canadian GAAP, the Company classified user funds held on deposit as a separate component of non-current assets.  Under IFRS, user funds held on deposit are reclassified as current assets.

F.	Finance costs

Under Canadian GAAP, the company classified foreign exchange gains and losses as a component of operating expense in the consolidated statements of comprehensive income/(loss).  Under IFRS, foreign exchange gains and losses other than those arising on financial instruments measured at fair value through the profit and loss are

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

recorded as a component of net finance income/costs.  Finance costs are shown on the face of the consolidated statements of comprehensive income/(loss) as an expense after results of operating activities.

28.	Subsequent events

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner.

In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share.